Exhibit 99.1

XP INC. (“XP”) AGREES TERMS WITH ITAÚ IN CONNECTION WITH ITAÚ’S SPIN-OFF OF ITS INVESTMENT IN XP

São Paulo, Brazil, February 1, 2021 – XP Inc. (Nasdaq: XP), a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil, announced today, following the press release issued on November 27, 2020, that it has entered into two agreements as consenting party in connection with the spin-off by Itaú Unibanco Holding S.A. of its investment in XP through the corporate reorganization announced by Itaú Unibanco Holding S.A. on December 31, 2020 (the “Corporate Reorganization”). The first agreement (the “IU Conglomerate Agreement”) was entered into with Itaú Unibanco Holding S.A., Itaú Unibanco S.A. and ITB Holding Brasil Participações Ltda. (collectively, the “IU Conglomerate”), XP Controle Participações S.A. (“XPC”) and General Atlantic (XP) Bermuda, LP (“GA”). The second agreement (the “IUPAR Block Agreement, and together with the IU Conglomerate Agreement, the “Itaú Agreements”) was entered into with Itaúsa S.A., IUPAR Itaú Unibanco Participações S.A. (collectively, the “IUPAR Block”), XPC and GA. The Itaú Agreements establish certain steps to be taken as a result of the corporate reorganization approved and announced by Itaúsa S.A. on January 31, 2021 (the “Corporate Reorganization”), the implementation of which is subject only to the Federal Reserve Board’s (FED) approval.

Pursuant to the IU Conglomerate Agreement, certain changes to the XP Shareholders' Agreement have been agreed, including, among others: (i) the possibility of partial private sales of XP shares by the IU Conglomerate, subject to certain conditions; (ii) end of the lock-up provision for a sale by XPC of XP shares resulting in a change of control of XP; (iii) changes to the tag along provision, which will be limited solely to a sale of XP shares resulting in a change of control of XP; (iv) elimination of all the veto rights of the IU Conglomerate; (v) elimination of the right of the IU Conglomerate to appoint members to the XP Board of Directors and to any XP committee, as well as the elimination of its right to appoint the XP internal auditor; (vi) elimination of the IU Conglomerate's right to receive certain XP information. In addition, the XP Shareholders' Agreement will expire on October 30, 2026. The foregoing changes will become effective upon implementation of the Corporate Reorganization.

As provided for in the IUPAR Block Agreement the parties have agreed as follows: (i) the parties have undertaken to take all necessary actions to allow XP to merge XPart S.A. (“XPart”), a new company formed by the IUPAR Block, into XP, as a result of the Corporate Reorganization, so that XPart shareholders will receive, as a result of the merger into XP, Class A shares of XP, directly or in the form of Brazilian depositary receipts - BDRs, with the parties also agreeing to use their best efforts to complete the merger of XPart into XP within 120 days from the date hereof; (ii) upon implementation of the Corporate Reorganization and until it is merged into XP, XPart will become party to the XP Shareholders' Agreement, with the same rights and obligations previously held by the IU Conglomerate; (iii) upon the merger of XP Part into XP, the IUPAR Block will accede to the XP Shareholders' Agreement, and will have the same rights and obligations of the IU Conglomerate described above, except for (a) the right to nominate two members to XP’s Board of Directors (one of which will serve on XP’s audit committee), as long as the IUPAR Block holds shares issued by XP representing at least 5% of XP’s total share capital, and (b) the right to receive certain information about XP for investment monitoring purposes; and (iv) notwithstanding the foregoing, the IUPAR Block will be subject to a lock-up agreement pursuant to which it cannot sell its XP shares to any third party until October 30, 2021.

XP believes that the obligations agreed to by its controlling shareholders pursuant to the Itaú Agreements will enhance its corporate governance structure and contribute to improve its capital structure and leverage capacity, so that the controlling shareholders of XP and GA would be the only holders of Class B shares of XP, which carry supervoting rights.

About XP

XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 750 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," “aim,” "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control. XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

For any questions, please contact:

André Martins	Investor Contact: ir@xpi.com.br
Natali Pimenta	IR Website: investors.xpinc.com